February 18, 2011
By EDGAR Transmission
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Johnny Gharib

Re:	Alnylam Pharmaceuticals, Inc. Form 10-K Filed February 26, 2010 File No. 000-50743
Ladies and Gentlemen:
On behalf of Alnylam Pharmaceuticals, Inc. (the “Company”), I am writing in response to comments contained in the letter dated February 11, 2011 (the “Letter”) from Jeffrey Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to John M. Maraganore, the Company’s Chief Executive Officer. The responses set forth below are keyed to the numbering of the comments and the headings used in the Letter.
Form 10-K, filed February 26, 2010
Business, page 2
1.	We note your response to our prior comment 1 and your disclosure regarding your license agreement with Max Planck Innovation that you will be required to pay future royalties on net sales of all therapeutic and prophylactic products. Please revise your disclosure to include a range of royalty rates not to exceed ten percent. An acceptable range of royalties is one of the following: “single-digits,” “teens,” “twenties,” etc.
Response:	In response to the Staff’s comment, the Company has revised its disclosure regarding its license agreement with Max Planck Innovation to include a range of royalty rates. The Company intends to include revised disclosure in its Form 10-K for the year ended December 31, 2010 substantially similar to that set forth below:
“In December 2002, we entered into a co-exclusive license with Max Planck Innovation for the worldwide rights to use and sublicense certain patented technology to develop and commercialize therapeutic products and related applications. We also obtained the rights to use, without the right to sublicense, the technology for all diagnostic uses other than for the purposes of therapeutic monitoring. In consideration for the rights to license this technology, we issued to Max Planck

Innovation 723,240 shares of Series B redeemable convertible preferred stock with a fair value of $1.8 million. We were also given the right to acquire the remaining 50% exclusive rights, which right we exercised upon our acquisition of Ribopharma AG in July 2003. In consideration for the remaining rights to this technology, we issued Max Planck Innovation an additional 158,605 shares of Series B redeemable convertible preferred stock with a fair value of $0.4 million. The 881,845 shares of Series B redeemable convertible preferred stock held by Max Planck Innovation converted into 464,128 shares of common stock upon the closing of our initial public offering in June 2004.
In June 2005, we entered into an amendment to our agreement with Max Planck Innovation that secured our exclusivity to use and sublicense certain patented technology to develop and commercialize therapeutic products and related applications. In connection with this amendment, we issued 270,000 shares of our common stock, which were valued at $2.1 million, to Max Planck Innovation and certain of its affiliated entities.
We are not obligated to pay any development or sales milestone payments to Max Planck Innovation, however, we will be required to pay Max Planck Innovation future single-digit royalties on net sales of all therapeutic and prophylactic products developed with the technology, if any.
Our agreements with Max Planck Innovation generally remain in effect until the expiration of the last-to-expire patent licensed thereunder. We estimate that the principal issued patents covered under the Max Planck Innovation agreements will expire both in and outside the United States during 2021, subject to any potential patent term extensions, restoration and/or supplemental protection certificates extending such term extensions in countries where such extensions may become available. We may terminate the agreements without cause with six months’ prior notice to Max Planck Innovation, and Max Planck Innovation may terminate the agreements in the event that we materially breach our obligations thereunder. Max Planck Innovation also has the right to terminate the agreements in the event that we, independently or through a third party, attack the validity of any of the licensed patents.”
Kyowa Hakko Kirin, page 20
2.	We note your response to our prior comment 2 that under the Kyowa Hakko Kirin agreement, there are modest development and sales milestone payments and royalty rates. However, we also note in your 2009 Form 10-K that Kyowa Hakko Kirin paid you an upfront cash payment of $15 million and is required to make payments to you upon achievement of specified development sales milestones totaling up to $78 million in addition to royalty payments based on annual net sales. These amounts do not appear to be modest given that you had revenues of approximately $100 million and net losses of approximately $47.6 million in 2009. Please file as an exhibit to your 2010 Form 10-K, the license and collaboration agreement with Kyowa Hakko Kirin dated June 2008.
Response:	The Company acknowledges the Staff’s comment and intends to file the license and collaboration agreement with Kyowa Hakko Kirin as an exhibit to its Form 10-K for the year ended December 31, 2010.

Delivery Initiatives, page 24
3.	We note your response to our prior comment 3 and your disclosure that Tekmira and Protiva are eligible to receive royalty payments on annual product sales of each RNAi therapeutic formulated using Tekmira’s or Protiva’s liposomal delivery formulation technologies, and that you are eligible to receive royalties on annual sales of RNAi therapeutic products for which you granted Tekmira and Protiva licenses. Please revise your disclosure to include a range of royalty rates not to exceed ten percent for royalties that you will pay to and receive from Tekmira and Protiva. An acceptable range of royalties is one of the following: “single-digits,” “teens,” “twenties,” etc.
Response:	In response to the Staff’s comment, the Company has revised its disclosure regarding its license agreements with Tekmira and Protiva to include a range of royalty rates. The Company intends to include revised disclosure in its Form 10-K for the year ended December 31, 2010 substantially similar to that set forth below:
“In January 2007, we obtained an exclusive worldwide license to the liposomal delivery formulation technology of Tekmira for the discovery, development and commercialization of LNP formulations for the delivery of RNAi therapeutics and a non-exclusive worldwide license to certain liposomal delivery formulation technology of Protiva Biotherapeutics Inc., or Protiva, for the discovery, development and commercialization of certain LNP formulations for the delivery of RNAi therapeutics. In May 2008, Tekmira acquired Protiva. In connection with this acquisition, we entered into new agreements with Tekmira and Protiva, which provide us access to key existing and future technology and intellectual property for the systemic delivery of RNAi therapeutics with liposomal delivery technologies. Under these agreements, we continue to have exclusive rights to the Semple (U.S. Patent No. 6,858,225) and Wheeler (U.S. Patent Nos. 5,976,567 and 6,815,432) patents for RNAi, which we believe are critical for the use of LNP delivery technology. Under our agreements with Tekmira and Protiva, Tekmira and Protiva are eligible to receive up to an aggregate of $16.0 million in milestone payments for each RNAi therapeutic formulated using Tekmira’s or Protiva’s liposomal delivery formulation technologies, together with single-digit royalty payments on annual product sales. In each of 2009 and 2010, we paid $0.5 million in milestone payments to Tekmira under these license agreements. We charge these milestone payments to research and development expense.
We are developing ALN-VSP, a systemically delivered RNAi therapeutic, for the treatment of primary and secondary liver cancer. ALN-VSP contains two siRNAs formulated using a first-generation LNP formulation developed by Tekmira. We also have rights to use this LNP technology in the advancement of our other systemically delivered RNAi therapeutic programs, and we are advancing ALN-TTR01, for the treatment of ATTR, utilizing this first-generation LNP formulation. In parallel with ALN-TTR01, we are advancing ALN-TTR02 utilizing a second-generation LNP formulation. In addition, we have published pre-clinical results from development programs for other systemically delivered RNAi therapeutics, including ALN-PCS, for the treatment of severe hypercholesterolemia. We are also advancing ALN-PCS using a second-generation LNP formulation.

Under our agreements with Tekmira and Protiva, we also granted Tekmira and Protiva three exclusive and five non-exclusive licenses under our InterfeRx program to develop and commercialize RNAi therapeutics directed to up to eight gene targets in which we have no direct strategic interest, including the targets apolipoprotein B and polo-like kinase 1, or PLK1, and a recently granted license in connection with Tekmira’s research program directed towards the Ebola virus. We are eligible to receive up to an aggregate of $8.5 million in milestone payments for each RNAi therapeutic directed to four of these targets, together with single-digit royalties on annual sales of RNAi therapeutic products directed to all of these targets, if any. In addition, under our agreement with Protiva, we have the right to “opt-in” to the Tekmira research program directed to PLK1 and contribute 50% of product development costs and share equally in any future product revenues. We have until the start of a Phase II clinical trial in this PLK1 research program to exercise our opt-in right.
In connection with Tekmira’s acquisition of Protiva, in May 2008, we made an equity investment of $5.0 million in Tekmira, purchasing 2,083,333 shares of Tekmira common stock at a price of $2.40 per share, which represented a premium of $1.00 per share. In November 2010, Tekmira effected a one-for-five reverse stock split, after which we own 416,666 shares of Tekmira common stock.
The terms of our agreements with Tekmira and Protiva generally end upon the expiration of the last-to-expire patent licensed thereunder, whether such patent is a patent licensed by Tekmira or Protiva to us, or vice versa. As the licenses from Tekmira and Protiva will include additional patents, if any, filed to cover future inventions, if any, the dates of expiration cannot be determined at this time. Either we or Protiva may terminate a license it granted to the other in the event that the other party materially breaches its obligations relating to that license. Furthermore, either we or Tekmira may terminate our agreements with each other in the event the other party materially breaches an obligation under those agreements, but such termination will be limited to a particular product and/or region in the event of a material breach by the other party that has a material adverse effect only on that particular product in that region.”
Proxy Statement on Schedule 14A, filed April 20, 2010
2009 Annual Incentive Program, page 26
4.	We note your response to our prior comment 5 and your disclosure regarding 2010 corporate goals and individual objectives. We also note your discussion of Ms. Allen’s individual objectives which are partly focused on meeting specified financial goals, including meeting specified operating expense levels and minimum cash balance requirements at year-end. These objectives appear to be quantitative. To the extent that the objectives are quantitative, please revise your disclosure so that the discussion of objectives and achievements is also quantitative.
Response:	In response to the Staff’s comment, the Company has revised the disclosure regarding Ms. Allen’s individual objectives to include a quantitative discussion of the minimum year-end cash requirements. The Company has not disclosed Ms. Allen’s performance target with respect to specified internal operating expense levels under its annual operating plan because the Company believes that this information constitutes confidential financial data, the disclosure of which would result in competitive harm to it. Each year, the Company engages in a robust process to establish the operating plan, which contains financial targets and budgets that are used to guide the operations of the Company. In developing the operating plan, management considers various factors relating to its own operations and research and development programs, as well as overall economic and market conditions. The operating plan is prepared by Company management and presented to the Board of Directors (the “Board”) for its consideration and the Board provides feedback to management.

The finalized operating plan that results from this process is then approved by the Board. The Company has included disclosure that Ms. Allen’s target specified operating expense levels for 2010 were set at a level that was attainable but difficult to achieve. The Company intends to include revised disclosure regarding Ms. Allen’s individual objectives and performance in its 2011 proxy statement substantially similar to that set forth below:
“Ms. Allen’s individual objectives were focused on meeting specified financial goals, including meeting specified internal operating expense levels under our annual operating plan within 5% of target, which we believe were set at levels that were attainable but aggressively established, and year-end minimum cash balance requirements of greater than $340.0 million (excluding a potential one-time license payment from a collaborator) ([ ]%), supporting business development efforts to establish strategic alliances to fund our business ([ ]%), managing our investment portfolio ([ ]%) and managing the audit of our financial statements, along with various public reporting obligations and tax matters ([ ]%), and achieving specified metrics with respect to the information technology and facilities groups ([ ]%). Our compensation committee also considered both Dr. Maraganore’s and Mr. Greene’s recommendations with respect to Ms. Allen’s performance. Our compensation committee determined that Ms. Allen achieved [ ]% of her individual objectives for 2010, including meeting specified year-end internal operating expense levels under our annual operating plan and achievement of internal year-end cash balance objectives of greater than $340.0 million, ending 2010 with $350.0 million. Our compensation committee determined that under the 2010 annual incentive program, Ms. Allen earned a cash incentive award of $[ ], representing [ ]% of her target cash award opportunity, reduced by the corporate performance modifier of [ ]%.”
If you require additional information, please telephone either the undersigned at (617) 551-8200, or Lia Der Marderosian of WilmerHale, the Company’s outside counsel, at (617) 526-6000.
Very truly yours,
/s/ Patricia L. Allen
Patricia L. Allen
Vice President of Finance and Treasurer

cc:	Philip T. Chase, Esq. Lia Der Marderosian, Esq.